Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q3 financial results on November 6, 2019

Toronto, Ontario, October 9, 2019 – Kinross Gold Corporation (TSX:K; NYSE:KGC) plans to release its financial statements and operating results for the third quarter of 2019 on Wednesday, November 6, 2019, after market close. On Thursday, November 7, 2019 at 8:00 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (877) 201-0168; Conference ID: 9089414

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 9089414

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 9089414

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 9089414

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

www.kinross.com